SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ________________


                          SCIENTIFIC-ATLANTA, INC.
           (Exact name of registrant as specified in its charter)


                 Georgia                         58-0612397
         (State of incorporation              (I.R.S. employer
            or organization)                identification no.)


                       One Technology Parkway, South
                             Norcross, Georgia
                  (Address of principal executive offices)

                                 30092-2967
                                 (zip code)
                              ________________

     Securities to be registered pursuant to Section 12(b) of the Act:


                                           Name of each exchange
           Title of each class             on which each class is
            to be registered                 to be registered
           -------------------             ----------------------
             Preferred Stock              New York Stock Exchange
             Purchase Rights


     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of class)



          ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                    REGISTERED.

                    On February 23, 1997, the Board of Directors of Scientific-Atlanta, Inc., a Georgia corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, $.50 par value, of the Company (the "Common Stock"). The dividend is payable on April 13, 1997 (the "Record Date") to stockholders of record at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $118 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement, dated as of February 23, 1997 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

                    Presently, the Rights are attached to all Common Stock certificates representing shares outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the date of such announcement being the "Stock Acquisition Date"); (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Common Stock or (iii) 10 business days after the Board of Directors of the Company shall declare any Person to be an Adverse Person. In order to declare a person to be an Adverse Person the Board of Directors must determine that such person, alone or together with its affiliates and associates, has become the beneficial owner of a substantial number of shares of Common Stock (which number of shares shall in no event represent less than 10% of the outstanding shares of Common Stock) and the Board of Directors must determine that, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate and consideration of such factors as are permitted by applicable law, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company would not be served by taking such action or entering into such transaction or series of transactions at the time or
          (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company to the detriment of the Company's shareholders, employees, suppliers or customers or on the communities in which offices or other facilities of the Company are located; provided, however, that the Board of Directors shall not declare any person (an "Existing 10% Holder") who, on February 23, 1997 together with all affiliates and associates of such Existing 10% Holder, is the beneficial owner of 10% or more of the shares of Common Stock then outstanding to be an Adverse Person as long as (1) such Existing 10% Holder, together with its affiliates and associates, continues to be (i) the beneficial owner of 10% or more of the shares of Common Stock then outstanding and
          (ii) entitled, pursuant to Section 13(d) of the Exchange Act and the rules thereunder, to report its ownership of Common Stock on Schedule 13G and (2) neither such Existing 10% Holder nor any of its affiliates or associates becomes the beneficial owner of any additional shares of Common Stock or any other person who is the beneficial owner of any shares of Common Stock does not become an affiliate or associate of such Existing 10% Holder, such that, after giving effect to such additional shares or the shares beneficially owned by such other person, such Existing 10% Holder, together with all affiliates and associates of such Existing 10% Holder, is the beneficial owner of 20% or more of the shares of Common Stock then outstanding.

                    Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

                    The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 13, 2007, unless earlier redeemed by the Company as described below.

                    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

                    In the event that (i) a Person becomes the beneficial owner of more than 15% of the then outstanding Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders) or (ii) the Board of Directors declares a person to be an Adverse Person, following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                    For example, at an exercise price of $120 per Right, each Right not owned by an Acquiring Person or Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $240 worth of Common Stock (or other consideration, as noted above) for $120. Assuming that the Common Stock had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $120.

                    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a share exchange, merger or other business combination transaction, (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                    The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                    At any time until ten days following the Stock Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable, at the election of the Company, in cash, Common Stock or such other consideration as the Board of Directors may determine). In addition, the Rights may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of the Company having essentially the same value or economic rights as such shares of Common Stock. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                    At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person or an Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or an Adverse Person).

                    As of January 24, 1997, there were 77,305,019 shares of Common Stock outstanding. Each share of outstanding Common Stock on January 24, 1997 has one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

                    The Rights have certain anti-takeover effects.
          The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

                    The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.


          ITEM 2.   EXHIBITS.

                    1. Form of Rights Agreement, dated as of February 23, 1997, between Scientific-Atlanta, Inc. and The Bank of New York, as Rights Agent, which includes as Exhibit A Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B thereto the Form of Rights Certificate.



                                   SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   SCIENTIFIC-ATLANTA, INC.

                                   By:  /s/ William E. Eason, Jr.
                                        -----------------------------
                                        Name:  William E. Eason, Jr.
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Corporate Secretary

          Date:  April 2, 1997



                                  EXHIBIT INDEX

           Exhibit       Description                             Page
           -------       -----------                             ----
              1          Form of Rights Agreement, dated
                         as of February 23, 1997, between
                         Scientific-Atlanta, Inc. and The
                         Bank of New York, as Rights Agent,
                         which includes as Exhibit A
                         Preferences and Rights of Series A
                         Junior Participating Preferred
                         Stock and as Exhibit B thereto the
                         Form of Rights Certificate.